EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Nine Months Ended September 30, 2012	For the Years Ended December 31,
		2011	2010	2009	2008	2007
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$588,376	$970,673	$846,825	$660,047	$487,964	$703,398
Add: Non-controlling interest losses in consolidated subsidiaries	—	—	—	222	262	255
Add:
Interest expense	65,352	75,332	64,839	71,843	81,944	70,974
Appropriate portion of rents (a)	26,696	30,696	34,544	34,439	29,833	28,245

Earnings available for fixed charges	$680,424	$1,076,701	$946,208	$766,551	$600,003	$802,872

Fixed Charges:
Interest expense	$65,352	$75,332	$64,839	$71,843	$81,944	$70,974
Appropriate portion of rents (a)	26,696	30,696	34,544	34,439	29,833	28,245

Fixed charges	$92,048	$106,028	$99,383	$106,282	$111,777	$99,219

Ratio of earnings to fixed charges	7.39 X	10.15 X	9.52 X	7.21 X	5.37 X	8.09 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.